REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
(310) 217-9400

July 28, 2009

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
United States Securities and Exchange Commission
Division of Corporate Finance

RE:         Reed’s Inc.
Registration Statement on Form S-3/A
File No. 333-156908
Filed June 23, 2009

Dear Mr. Reynolds:

On behalf of Reed’s, Inc.  (the “Company” or “Reed’s”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated July 15, 2009.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1. We have revised our registration statement to include missing terms that become known, particularly with regard to the common stock underlying the Series B Convertible Preferred Stock, and will continue to do so.

2. We have eliminated the component of the offering whereby the Series B Convertible Preferred Stock may be reoffered and sold to the public in the event of under subscription of the rights offering to our shareholders of record, as of the record date. Therefore, we are no longer relying on General Instruction I.B.6 of Form S-3. Instead, the rights offering will be conducted in reliance on General Instruction I.B.4 of Form S-3.

3. We have revised our fee table to indicate the number of transferable rights being registered.

4. We have revised our fee table and cover page to include the number of shares of common stock underlying the Series B Convertible Preferred Stock that are being registered.

5. We have eliminated the component of the offering whereby the Series B Convertible Preferred Stock may be reoffered and sold to the public in the event of under subscription of the rights offering to our shareholders of record, as of the record date. Therefore, we are no longer relying on General Instruction I.B.6 of Form S-3. Instead, the rights offering will be conducted in reliance on General Instruction I.B.4 of Form S-3.

Waiver of Maximum Offering Amount, page 43

6. We will raise no more than $3,000,000 in this offering, and we have revised our disclosures for consistency.

Exhibits, page II-2

7. We shall file any remaining missing exhibits by amendment.

Form 10-K for the fiscal year ended December 31, 2008 Filed on March 27, 2009
Item 9A.  Controls and Procedures, page 27

8. We have amended our Item 9A. Controls and Procedures disclosure to indicate that our disclosure controls and procedures were not effective at December 31, 2008. Attached hereto as Exhibit A is our proposed amendment to our Item 9A. Control and Procedures.

Form 10-Q Filed May 13, 2009

Item 4T. Controls and Procedures, page 17

9. Attached hereto as Exhibit B is our proposed amendment to our Item 4T. Control and Procedures.

10. We have indicated in our assessment of our disclosure controls and procedures for the quarter ended March 31, 2009 that our controls continue to be ineffective.

Form S-3/A (File no. 333-159298) Filed on June 23, 2009

11.           We shall resolve the staff’s outstanding comments for our Form S-3/A (File no. 333-159298) prior to requesting acceleration for Form S-3 (File no. 333-156908).

_________

We hope that the information contained in this letter satisfactorily addresses the Staff’s comments.  Please do not hesitate to contact Ruba Qashu, Esq., Qashu & Schoenthaler LLP, by telephone at (949) 355-5405 or by facsimile at (866) 313-3040.

Sincerely,
/s/ Christopher J. Reed
Christopher J. ReedChief Executive Officer
Reed’s, Inc.

EXHIBIT A

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2008, the end of the period covered by this Annual Report on Form 10-K, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses in our internal control over financial reporting described below.

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures which are designed with the objective of providing reasonable assurance that our transactions are properly authorized, recorded and reported and our assets are safeguarded against unauthorized or improper use, to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

We identified certain matters that constitute material weakness (as defined under the Public Company Accounting Oversight Board Auditing Standard No. 2) in our internal control over financial reporting as discussed on Management’s Report on Internal Control Over Financial Reporting below.

In light of the material weaknesses in internal control over financial reporting described below, we performed additional analysis and other post-closing procedures to ensure that our financial statements were prepared in accordance with generally accepted accounting principles. Despite material weaknesses in our internal control over financial reporting, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations, changes in shareholder’s equity and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is a process, under the supervision of our Chief Executive Officer and Chief Financial Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting include those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

•
provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time. Our system contains self monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our CEO and CFO conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Based upon that assessment, we have identified the following material weaknesses and have implemented the following remediation of material weaknesses in internal control over financial reporting:

Insufficient disaster recovery or backup of core business functions

Inadequate backup or our critical data and software used by our business could cause loss of financial data and business interruptions, should a disaster occur.  We have implemented regular backup procedures for our data relating to our financial reporting, which include off-site storage.  We are planning to also install a remote server running the software programs used for our financial reporting processes, so that we can quickly recover our backup data and use it at a remote location, in the event of a disaster.  We anticipate this additional measure to be completed in the next quarter.

Lack of segregation of duties

We have limited staff in our corporate offices and, as such, there is a lack of segregation of duties.  With the resignation of our Chief Financial Officer in April 2008, our Chief Executive Officer assumed the duties of both President and Chief Financial Officer.  Many functions, including purchasing, accounts payable, bank reconciliations and month end closings, have not been adequately segregated.  In January 2009, we hired a Chief Financial Officer, adding to the management oversight of financial accounting processes.  We now have separate individuals performing purchasing, accounts payable processing, and bank reconciliations.  Our Chief Financial Officer supervises and reviews the month end closing process.  Our Chief Operating Officer oversees the cash disbursements.  Checks are signed by the Chief Executive Officer.  At this time, we believe that we have established adequate segregation of duties to the extent possible with our small staff size.  The close supervision and oversight by management also mitigates the remaining weakness in internal controls resulting from a lack of segregation of duties.

Lack of documented and reviewed system of internal control

We have an internal control weakness due to the lack of a documented and reviewed system of internal controls.  We have determined that to perform the processes and remediate this internal control deficiency, we will either need to engage an internal control consultant or reassign existing personnel.  We have started to enhance some of our key internal control systems surrounding inventory purchasing and control, and to document those changes; however, this process is on-going and the implementation of policies and procedures may take several quarters.

As a result of the material weaknesses described above, management concluded that, as of December 31, 2008, we did not maintain effective internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework, issued by COSO.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Controls Over Financial Reporting

During the year ended December 31, 2008, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

EXHIBIT B

Item 4T.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and our chief financial officer, carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (the “Exchange Act”) Rules 13a-15(e) and 15-d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”).  Based upon that evaluation, our chief executive officer and our chief financial officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.  As of March 31, 2009, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses in our internal control over financial reporting described in our Form 10-K at December 31, 2008.

Changes in Internal Control over Financial Reporting. In our Form 10-K at December 31, 2008, we identified certain matters that constitute material weaknesses (as defined under the Public Company Accounting Oversight Board Auditing Standard No. 2) in our internal control over financial reporting as discussed on Management’s Report on Internal Control Over Financial Reporting.  We are undergoing ongoing evaluation and improvements in our internal controls over financial reporting.  Regarding our identified weaknesses, we have performed the following remediation efforts:

Insufficient disaster recovery or backup of core business functions.  .  We have installed a remote server running the software programs used for our financial reporting processes, so that we can quickly recover our backup data and use it at a remote location, in the event of a disaster.

Lack of segregation of duties.   We now have separate individuals performing purchasing, accounts payable processing, and bank reconciliations.  Our Chief Financial Officer supervises and reviews the month end closing process.  Our Chief Operating Officer oversees the cash disbursements.  Checks are signed by the Chief Executive Officer.  At this time, we believe that we have established adequate segregation of duties to the extent possible with our small staff size.

Lack of documented and reviewed system of internal control.  We have started to review and document our internal controls and we are also currently updating our risk assessment and preparing to test our systems.  This process will continue over the next two quarters.

There was no other change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.